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                              April 28, 2023

       Todd Sanders
       Chief Executive Officer
       Spirits Capital Corporation
       100 Bayview Circle, Suite 4100
       Newport Beach, CA 92660

                                                        Re: Spirits Capital
Corporation
                                                            Amendment No. 3 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 11,
2023
                                                            CIK No. 0001881767

       Dear Todd Sanders:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to DOS on Form 1-A

       General

   1. Your response to comment 2 that you do not intend to offer tokens or operate as a platform administrator
for security tokens is inconsistent with the description of your business on your
website, which states that you intend to offer tokens. Please revise your offering statement
accordingly.
   2. Refer to your responses to comments 1 and 4. We note your disclosure on page 20 that you intend to use a
significant portion of the net proceeds of this offering to expand your marketing and
advertising for your brand. Please revise to clarify if the alcohol you intend to sell will be
sold under your own brand, and, if not, please briefly describe the target audience of your
advertising and what you intend to advertise. In addition, please
 Todd Sanders
Spirits Capital Corporation
April 28, 2023
Page 2
         tell us why you believe that the advertising for your Cask Investment Deeds on your website is consistent with Rule 506(b) of Regulation D, which you have told us is the exemption from registration pursuant to which you are offering and selling the Cask
         Investment Deeds.
Risk Factors
Risks related to this Offering
There is a risk this Offering may not close, page 13

3. Please expand your risk factor on page 13 to explain why the offering may be abandoned prior to the initial closing, and clarify what you mean by "initial closing" so that investors understand whether you will return the proceeds to investors should you abandon this offering prior to the "initial closing."
      Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-
3859 with any questions.



FirstName LastNameTodd Sanders                                  Sincerely,
Comapany NameSpirits Capital Corporation
                                                                Division of
Corporation Finance
April 28, 2023 Page 2                                           Office of
Crypto Assets
FirstName LastName